July 7, 2006

Mail Stop 4561

Mr. Ashish Parikh
Chief Financial Officer
Hersha Hospitality Trust
148 Sheraton Drive, Box A
New Cumberland, PA 17070

Re: Hersha Hospitality Trust
        Form 10-K for the year ended December 31, 2005
        Filed March 22, 2006
        File No. 1-14765

Dear Mr. Parikh:

        We have reviewed your response letter dated June 28, 2006 and have the
following additional comments. In our comments we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 41

1. We have read your response and don't understand why "adjusting for the minority
   interest portion of each adjustment to FFO would be confusing to investors" when
   this would be a calculation that is most comparable with the method in which net
   income is calculated. We also don't understand why you believe "all equity
   shares" as referred to in the NAREIT Financial Standards Update refers to
   common shares and OP units (which are not included in equity on the balance
   sheet) rather than common and preferred shares. Please explain your basis for
   these determinations in your response to us. To the extent that you choose to
   present an FFO measure applicable to common shares and Partnership units,

please revise your description of the measure and disclose why it is useful to investors.

2. Notwithstanding the above comment, please explain your basis for treating minority interest in consolidated joint ventures in the same manner in which you treat minority interest in the Partnership for the purposes of calculating FFO. Are these interests also convertible to common shares on a one-for-one basis? We don't understand why these joint ventures would be treated any different than unconsolidated joint ventures.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief